

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Dmitry Kozko
Chief Executive Officer
Motorsport Gaming US LLC
5972 NE 4th Avenue
Miami, FL 33137

Re: Motorsport Gaming US LLC
Draft Registration Statement on Form S-1
Exhibit Nos. 10.7, 10.8, 10.9, 10.10, 10.19 and 10.20
Submitted September 8, 2020
CIK No. 0001821175

Dear Mr. Kozko:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance